UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                  CUSIP NUMBER
                                  _____________

(Check One):  [X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
              [ ] Form N-SAR

                   For Period Ended: October 31, 2002
                                     ----------------

                       [ ] Transition Report on Form 10-KSB
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: ____________________




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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
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Full name of registrant:

Waste Technology Corporation
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Former name if Applicable:

N/A
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Address of Principal Executive Office (Street and Number):

5400 Rio Grande Avenue
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City, State and Zip Code

Jacksonville, Florida 32254
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PART II -- RULES 12b-25(b) AND (c)
----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


             (a) The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b) The  subject  annual  report,  semi-annual  report,  transition report  on  Form  10-KSB,  Form  20-F,  11-K  or Form N-SAR, or
     [X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The  accountant's statement  or other exhibit  required by Rule
                 12b-25(c)  has been attached if applicable.

PART III -- NARRATIVE
---------------------

State below in reasonable detail the reasons why Form 10-K, and Form 10-KSB, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company's auditors are unable to complete the financial statements of the Company and their review of the financial statements in order for Company to file its annual report on Form 10-KSB by the January 29, filing date. The delay in filing is due to the fact that the Company recently reached an agreement in principle to exchange a life insurance policy on the former president of the Company for deferred compensation payments to the former president. This transaction will have a material effect on the results for the period ending October 31, 2002. The Company anticipates that this agreement will be finalized shortly and it is expected that the Company and its auditors will be able to complete the financial statements and the report on Form 10-KSB will be filed prior to the expiration of the extension period.

PART IV -- OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

        William E. Nielsen                    (904)                355-5558
------------------------------------     -----------------    ------------------
             (Name)                         (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(D) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). : Yes [X] No [ ]



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

                       See Attached Rider to Form 12b - 25

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           Waste Technology Corporation
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        January 29, 2003            By:  /s/ William E. Nielsen
     --------------------------------        ----------------------
                                                 William E. Nielsen
                                                 President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                             Rider to Form 12b - 25
PART IV

As a result of the agreement with its former president, exchanging a life insurance policy for deferred compensation payments, the Company will be recording a one-time adjustment to the income of the Company for the period ending October 31, 2002. The net income of the Company for fiscal 2002 will be reduced by an adjustment of $463,000 resulting in net income in 2002 of $195,082 as compared to a net loss of $180,801 in fiscal 2001.